

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 3, 2017

James R. Scapa
Chief Executive Officer
Altair Engineering Inc.
1820 E. Big Beaver Road
Troy, MI 48083

Re: Altair Engineering Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted July 25, 2017
CIK No. 0001701732

Dear Mr. Scapa:

    We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2017 letter.

Prospectus summary

Summary historical consolidated financial and other data

Consolidated statements of operations data, page 16

1.   We note your response to prior comment 4. Please include pro forma EPS disclosures for the year ended December 31, 2016 and three months ended March 31, 2017 that reflect the effect on the EPS numerator.

Key metrics, page 18

2. We note the revisions made on page 64; however, it is unclear to us how this disclosure is responsive to prior comment 5. As previously requested, considering the significance of recurring software revenue, please disclose renewal rates as a key metric or advise.

Reconciliation of non-GAAP financial measures, page 60

3. Please revise the reconciliations here and on page 91 to reconcile from Net Income (Loss) to Adjusted EBITDA. Refer to Question 103.02 of our Non-GAAP Compliance and Disclosure Interpretations.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Selim Day, Esq.
Lowenstein Sandler LLP